UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

inTEST Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

461147 10 0
(CUSIP Number)

Hugh T. Regan, Jr., Treasurer and Chief Financial Officer
inTEST Corporation, 7 Esterbrook Lane, Cherry Hill, NJ 08003 (856) 424-6886
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2010
(Date of Event Which Requires Filing This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Alyn R. Holt
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) PF
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,267,006
	8.	Shared Voting Power 260,000
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 260,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,006
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 14.8%
14.		Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Connie E. Holt
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) PF
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 150,427
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 150,427
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 150,427
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 1.5%
14.		Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Kristen Holt Thompson
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) 00
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 178,598
	8.	Shared Voting Power 260,000
	9.	Sole Dispositive Power 178,598
	10.	Shared Dispositive Power 260,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 438,598
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 4.2%
14.		Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Brian Thompson
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) 00
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 20,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 20,000
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 20,000
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 0.2%
14.		Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Holt Charitable Remainder Unitrust u/a Dated 5/22/00
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) 00
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 115,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 115,000
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 115,000
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 1.1%
14.		Type of Reporting Person* 00

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Alyn R. Holt Year 2001 Irrevocable Agreement of Trust u/a Dated 10/22/01
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) 00
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 24,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 24,000
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 24,000
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 0.2%
14.		Type of Reporting Person* 00

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) 00
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 260,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 260,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 260,000
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 2.5%
14.		Type of Reporting Person* 00

Schedule 13D/A
Amendment No. 1

The information in this Amendment No.1 to Schedule 13D (this "First Amendment") supplements and amends, but is not a complete restatement of, Schedule 13D (the "Schedule 13D") filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on May 7, 2010 relating to the common stock, par value $0.01 per share (the "Common Stock"), of inTEST Corporation.  This First Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.  Capitalized terms used in this First Amendment but not otherwise defined have the meaning ascribed to them in the Schedule 13D.  The Schedule 13D is supplemented and amended as follows:

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to read in its entirety as follows:

Exhibit 99.1	Joint Filing Agreement dated May 7, 2010, by and among the Reporting Persons*
Exhibit 99.2	Power of Attorney*
Exhibit 99.3	Form of Trading Plan

* Indicates document previously filed as an exhibit to a Schedule 13D filed on May 7, 2010 and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 27, 2010

By:	/s/ Hugh T. Regan, Jr., Attorney-in-Fact for Alyn R. Holt Alyn R. Holt	By:	/s/ Hugh T. Regan, Jr., Attorney-in-Fact for Alyn R. Holt, Trustee of Holt Charitable Remainder Unitrust Alyn R. Holt, Trustee Holt Charitable Remainder Unitrust
By:	/s/ Hugh T. Regan, Jr., Attorney-in-Fact for Connie E. Holt Connie E. Holt	By:	/s/ Hugh T. Regan, Jr., Attorney-in-Fact for Alyn R. Holt, Trustee of Alyn R. Holt Year 2001 Irrevocable Agreement of Trust Alyn R. Holt, Trustee Alyn R. Holt Year 2001 Irrevocable Agreement of Trust
By:	/s/ Hugh T. Regan, Jr., Attorney-in-Fact for Kristen Holt Thompson Kristen Holt Thompson	By:	/s/ Hugh T. Regan, Jr., Attorney-in-Fact for Kristen Holt Thompson, Trustee of Alyn R. Holt Trust fbo Kristen Holt Thompson Kristen Holt Thompson, Trustee Alyn R. Holt Trust fbo Kristen Holt Thompson
By:	/s/ Hugh T. Regan, Jr., Attorney-in-Fact for Brian Thompson Brian Thompson